VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:  Healthcare Merger Corp.

        Draft Registration Statement on Form S-1

        Submitted October 18, 2019

        CIK 0001791091

Dear Mr. Burr:

Healthcare Merger Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 13, 2019, regarding the Draft Registration Statement on Form S-1 submitted on October 18, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted October 18, 2019

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

2.	We note the disclosure on page 15 that NASDAQ rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets held in the trust account. We also note the risk factor on page 31 that NASDAQ may delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure.

We have revised the disclosure throughout the prospectus in response to the Staff’s comment.

*        *        *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Healthcare Merger Corp.

By:	/s/ Steven J. Shulman
Name:	Steven J. Shulman
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP